United States securities and exchange commission logo





                              October 5, 2021

       Edgard Maroun
       Chief Executive Officer
       Anghami Inc
       16th Floor, Al-Khatem Tower, WeWork Hub71
       Abu Dhabi Global Market Square
       Al Maryah Island, Abu Dhabi

                                                        Re: Anghami Inc
                                                            Amendment No. 1 to
Draft Registration Statement filed on Form F-1
                                                            Submitted September
22, 2021
                                                            CIK No. 0001871983

       Dear Mr. Maroun:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated September 2, 2021.

       Amendment No. 1 to Draft Registration Statement on Form F-4 filed September 22, 2021

       Certain Unaudited Prospective Financial Information of Anghami, page 108

   1. In your response to prior comment 11 you state that there were no third parties involved in the preparation of the
projections; however, your disclosure on page 113 indicates that one of the factors you
relied on in making assumptions regarding the unaudited prospective financial information
was third party forecasts for addressable market growth. Please reconcile these
statements. To the extent you relied on third parties, please describe the parties and the
specific information they provided. If you did not rely on any third parties, please disclose this.
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FirstName  LastNameEdgard Maroun
Anghami Inc
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2. We note the revisions made in response to prior comment no. 9 and have the following comments. Please separately disclose the Total Adjusted Revenue for subscription revenue, ad-supported revenue, content licensing revenue and social billing revenue for each projection period. Provide the underlying assumptions for each of those revenue streams.
Consolidated Financial Statements     Anghami
Report of Independent Registered Public Accounting Firm, page F-43

3. Please have your auditor date the Report of Independent Registered Public Accounting
         Firm.
4. We note that paragraph 10 of IAS 1 requires that a complete set of financial statements include a statement of financial position as at the beginning of the earliest comparative period whenever an entity makes a retrospective restatement of items in its financial statements, and that all of the statements be presented with equal prominence in a complete set of financial statements. While we understand that the related notes to the opening statement of financial position are not required, it remains unclear why the consolidated statement of financial position as of January 1, 2019 is not included in the
         Report of Independent Registered Public Accounting Firm.
Notes to Consolidated Financial Statements
3 Basis of Preparation and Significant Accounting Policies
3.1 Basis of Presentation, page F-51

5. We note your response to prior comment 20. Please clarify how you determined that the functional currency of each of your subsidiaries is the United States dollar, as required by paragraph 17 of IAS 21. Clarify the percentage of revenues and expenses settled in U.S.
         dollars for each of your separate subsidiaries, as well as how you considered the other factors in paragraphs 9 through 12 of IAS 21. Clarify your disclosures to describe the factors you considered in determining the functional currency of your subsidiaries.
6. We note your response to prior comment 22. Please clarify your disclosures to describe the specific exchange rates used to translate transactions in Lebanese pounds during the period, and the exchange rates used to translate monetary assets and liabilities as of
         December 31, 2020, as described in your response. Please also disclose the source of these rates and your reason for using these rates. Also provide these disclosures for any interim financial statements included in future amendments.
3.2 Basis of Consolidation, page F-52

7. Please explain more specifically how you direct the relevant activities of Anghami for
         Digital Content (ADC). Describe the composition of the board of directors of ADC and the respective voting rights of these individuals. Also describe the composition of senior management and how significant operating decisions that impact ADC are made. Disclose
 Edgard Maroun
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Anghami Inc
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         the specific contractual arrangement that gives you the right to direct the relevant activities of ADC. Revise your footnote disclosures to include this information.
8. Please explain more specifically how you have the rights to variable returns with ADC.
         Explain how often operating profits or cash flows are remitted to you and the amounts that have been remitted for each period presented. Also explain if you have obligations to fund operating losses or provide financing. Disclose the specific contractual arrangement that gives you the rights to the variable returns. Revise your footnote disclosures to include this information.
9. Clarify your footnote disclosure to describe the specific steps or approvals that must take place in order to transfer ownership of ADC to you, the factors that may prevent you from being able to achieve these steps, and your assessment of the risks of achieving these steps. Please also disclose the impact on your financial statements if you are unable to transfer ownership, or otherwise maintain control, including the risk of deconsolidation of this subsidiary.
3.4 Summary of Significant Accounting Policies
Revenue Recognition
Subscription Revenue, page F-56

10.      In your response to prior comment 25 you state that all of Anghami   s
revenue is
         recognized on a gross basis. However, your disclosures states that you assess the facts and circumstances, including whether the partner is acting as a principal or agent and then recognize revenue either gross or net. Please revise your disclosures to clarify your specific accounting policies for each revenue stream. Clarify the services provided by the partner and whether you recognize revenue net of the amount retained by the partner for collecting the fees, or whether you recognize the gross amount received from the end user as revenue and the amount paid to the partner for collecting the fee as an expense.
11. In your response to comment 26 you state that for arrangements where you sell your premium subscriptions to third parties and Telcos who bundle these subscriptions with data or other services offered by them and sell to their end user, you have determined that you are acting as a principal and recognize revenue on a gross basis as your obligation is limited to delivering the subscriptions to the buyers and you do not control the ultimate use, bundle structure or price offered. Please clarify how you are the principal in these transactions if you do not control these aspects of the arrangement. Clarify if you mean you are an agent and recognize your share of the revenue received from the third party or
         Telco. Otherwise, clarify if you recognize the gross amount paid by the end user as revenue and the amount paid to, or retained by, the partner for the services it offers as an expense, and the basis for your accounting policy. Revise your disclosures to include this information.
12. In your response to prior comment 26 you state that when the vouchers are delivered to
         the customers, Anghami   s obligations are satisfied and the revenue
from the sale of these
 Edgard Maroun
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Anghami Inc
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         bulk premium subscriptions is recognized at delivery. Please clarify whether you have an obligation to provide the end users with access to your platform, including the online streaming content and unlimited downloads, during the course of the subscription period, and how you took this into consideration in determining that your performance obligation is satisfied upon delivery of a voucher to a customer. Please describe your specific performance obligations in these arrangements.
Ad-supported Revenue, page F-56

13. We note your response to prior comment 27. Please clarify the following with respect to your arrangements with advertising exchange platforms and advertising agencies:

                Clarify if the contract that provides the right to consideration from the advertising customer is between you and the advertising customer, or between the advertising exchange platform/agency and the advertising customer.

                Describe who negotiates the other key terms of the ad purchase (e.g., number of impressions or placement of ads on your site) and who is responsible for remedies to the customer for issues, including providing customer refunds.

                Clarify if ads are placed by an auction system whereby advertisers bid for placement on your platform and whether the advertising exchange has the exclusive ability to monetize your inventory, or whether you have the ability to accept or reject the ad and otherwise direct the use of your inventory. Also, clarify whether you have the ability to modify the ad.

                Explain more specifically the services the advertising exchange platform/agency provides and how they channel ads to your platform.

14. We note your disclosure on page 154 that you source your advertising customers through
         advertising agency, Digital Media Service (   DMS   ), who receives a
40.5% revenue share
         of the gross advertising value and that in 2020, you launched an
additional    direct ads
         service, whereby you work with brands while DMS invoices and collects the receivables with a 10% revenue share. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated
         period. Please provide the information requested in the preceding comment as it relates to both of these arrangements
10 Income Tax, page F-72

15. Please disclose the information that you provide in your response to prior comment 10.
         Further, we note your disclosures indicated that you incurred withholding tax expense on revenue from foreign jurisdictions. Please clarify if this relates to the distributions from subsidiary entities (mainly ADC and Anghami KSA) to Anghami Cayman that you
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Anghami Inc
October 5, 2021
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      describe in your response, or whether this is tax expense on revenues. If the latter, please clarify why withholding taxes on revenue are included in income tax expense and the authoritative accounting literature upon which you are relying in accounting for these taxes. Please clarify your disclosures accordingly.
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                             Sincerely,
FirstName LastNameEdgard Maroun
                                                             Division of
Corporation Finance
Comapany NameAnghami Inc
                                                             Office of
Technology
October 5, 2021 Page 5
cc:       Trevor Pinkerton
FirstName LastName